UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 17, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]             Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

                Creo Products Inc.  Year 2000 Annual Report

Creo Products Inc.

    Creo Products Inc. is based in Vancouver, Canada where it was formed in 1983.

    The company's principal operating division, CreoScitex, is a world leader in creating solutions for the graphic arts industry.

    CreoScitex manufactures more than 300 products including professional digital cameras; inkjet proofers; thermal imaging devices for film, plates and proofs; color and copydot scanning systems; and prepress workflow software. CreoScitex is also a supplier of on-press imaging technology and components for digital offset presses. CreoScitex products are available everywhere through direct and indirect sales channels managed by distribution units in the U.S., Belgium, Hong Kong and Japan.

Table of Contents

Letter to Shareholders	3
Transforming the Production of Print	7
Financial Report	22
Company Information	58

Financial Highlights

(in millions of U.S. dollars, except earnings per share amounts)

	Years Ended September 30
	2000	1999	1998
Total revenue	$453.3	$178.3	$128.8
Cost of sales	249.4	94.4	71.2
Gross profit	203.9	83.9	57.6
Adjusted operating income*	54.8	30.9	17.8
Amortization of goodwill	35.2	—	—
Net earnings (loss)	(1.4)	18.6	11.1
Assets	953.2	220.4	101.7
R&D expenses, gross	65.0	31.3	19.1
Shareholders' equity	686.6	160.0	62.0
Adjusted earnings per share*	$1.00	$0.59	$0.41
(fully diluted, Cdn GAAP)

* The adjusted per share operating income excludes the effect of goodwill and other intangible asset amortization, business integration costs and stock compensation charges. The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.

All amounts in U.S. dollars

Year 2000 was a tremendous year for your company.

LETTER TO SHAREHOLDERS

    Fiscal year 2000 was the best year in the history of Creo. We ended the year with sales of $453.3 million, and adjusted earnings per share of $1.00 (see Financial Highlights table). For the complete year, our adjusted earnings per share increased by 69% and our revenue was up by 154% compared to fiscal year 1999.

"On April 4, 2000, Creo Products Inc. acquired the assets of the digital prepress business of Scitex Corporation Ltd. in exchange for 13.25 million Creo shares. Through the acquisition of the Scitex prepress operation and the creation of CreoScitex, Creo's principal operating division, our number of employees increased from 1,600 to 4,000."

    We have made substantial progress towards our vision of digitizing the graphic arts industry; completing a family of digital solutions, from high end digital camera backs and scanners, through imagesetters, computer-to-plate (CTP) systems, digital workflow software, proofing and digital offset press modules. We are now the largest independent supplier of prepress systems, with an unequalled product range based on a solid foundation of intellectual property. We have strong brands with leading market positions, and an enviable range of customers who are the leaders in their markets.

Amos Michelson
 Chief Executive Officer,
Creo Products Inc.

    Integrating the Scitex prepress operation provided us with numerous opportunities, and a few significant challenges. The joint venture with Heidelberger Druckmaschinen AG (Heidelberg) was converted into an OEM relationship on May 18 to allow Creo to operate on a worldwide basis. We look forward to a continued and positive relationship with Heidelberg. Since Heidelberg had been the distributor of Creo's eight- and four-page CTP devices and associated workflow software outside North America, we dramatically expanded our own international distribution and support capabilities using the newly acquired channels. As a result, for the first time more than half of our revenues come from outside North America.

    Merging the operations began on April 4, 2000. As expected, an essential task was to harmonize our management philosophy and company culture. After just six months of combined operations, many of the issues have been resolved. We're pleased to report that we have already freed up nearly 100 R&D engineers to begin work on exciting new projects. We expect to substantially complete the integration by our first anniversary in April 2001, and to synchronize our information technology systems by the end of the calendar year.

    Early in the merger, the CreoScitex leadership group agreed to several simple principles that helped the integration efforts:

  All decisions must be based on sound economics.

  Our priority is to provide unique and sustainable value to the customer.

  Key decisions are made in consensus, with full team agreement to accept and implement the decision.

  People are most effective when self-managed.

  Compensation is based on contribution, gauged largely by an annual 360° peer review.

  All employees should share the wealth that is created by their hard work and innovation.

    The application of these principles has helped us align the operation of the company and start realizing some of the synergies that relate to our increased scale.

    This year we participated in two major industry trade shows. In May, just six weeks after the announcement, CreoScitex presented a unified front to the industry at Drupa 2000 in Germany. In September 2000, product teams presented the results of their planning at Graph Expo, the largest graphic arts show in North America. Customers liked the plans enough to vote with their checkbooks. CreoScitex collected more that $30 million in orders and letters of intent during the four days of the show, far above our expectations.

Raffi Amit
Co-Chair, Board of Directors,
Creo Products Inc.

    At Graph Expo, we announced the Lotem™ 800 Quantum CTP device, the first example of our combined expertise. This powerful, market-leading machine brings together the best automation, speed and imaging quality of two technology traditions. It will be delivered to customers beginning in February 2001. We also announced our product roadmap for workflow software: combining the best features of the Brisque™ workflow and the Prinergy™ prepress management system. The first element, with Internet and PDF workflow capabilities, will be available in 2001.

    The Internet plays a key role in Creo's vision of automating and digitizing all communications and processes involved in print production. printCafe™, a new company founded in January 2000, is a leading provider of business-to-business e-commerce solutions for the printing and publishing industry. printCafe can provide unique and sustainable advantages for both the print buyer and the printer, through the integration of Enterprise Resource Planning (ERP) and e-commerce capabilities. printCafe currently has about 80% of the installed base of print ERP systems in mid-size and large printers in North America, and is ideally positioned to offer e-commerce products to those customers.

    We are managing Creo for the long term. We will continue to take advantage of our strategic vision, innovation and fast execution. We will leverage the excellence and dedication of our employees and our unique technologies to pursue business opportunities in all high growth areas in which we believe we can bring unique and sustainable value to our customers. Our goal is to help our customers become more competitive and successful by providing them with complete digital solutions. We plan to expand our investment in collaborative tools for the creative market and in imaging systems for digital offset presses, including the SP™ plateless digital offset printing (DOP) technology demonstrated at Graph Expo. Outside the graphic arts industry we are investigating selected applications of our technologies in new markets.

Yoav Z. Chelouche
 Co-Chair, Board of Directors,
Creo Products Inc.

    We would like to take this opportunity to thank the Creo team and their families for their commitment, creativity and dedication. We would also like to thank our shareholders and partners for their continued support and understanding. Finally, our customers deserve appreciation for their loyalty, enthusiasm, and ongoing partnership. We look forward to a productive and successful year.

Amos Michelson Chief Executive Officer	Raffi Amit Co-Chair, Board of Directors	Yoav Z. Chelouche Co-Chair, Board of Directors

TRANSFORMING THE PRODUCTION OF PRINT

     achievement
expansion
synergy

TRANSFORMING THE PRODUCTION OF PRINT

    The graphic arts industry encompasses not just printing, but all the steps needed to get to the printing press including creative design, document production and preparation for printing. Creo, through our principal operating division, CreoScitex, is in the business of creating the tools, systems and processes to streamline the stages prior to reaching the press.

    The business of print is evolving rapidly. Traditionally, printing has been a craft process with many manual steps involved between conception and realization. Printed material is becoming more complex, more color is being used and print runs are becoming shorter and more frequent. The rise of the Internet and alternatives to print media are pressuring the printing world to become increasingly efficient. To help our customers respond to those challenges, CreoScitex is systematically building all the components to enable completely digital print production.

    New technology is transforming the way that print is produced: step-by-step, graphic arts production is becoming a fully digital process. Each transition results in the reduction of input labor, shrinking of production cycle times, lowering waste and the elimination of consumable costs. Since the major capital investment of printers—the printing press—has a useful economical life of more than ten years, the transitions are not sequential, but overlapping. CreoScitex is in a position of great strength, where we can continue to supply systems for more mature parts of the market, while also helping those more competitive and aggressive customers and regions embrace the leading technology.

Design and creation

    Printed documents originate in corporate environments or in advertising agencies and other graphic design firms. Desktop computers are used to manipulate color images, format text and create complete color documents. This is the first part of the graphic arts industry to adopt completely digital production and is an important market for CreoScitex scanners, software, proofers and digital cameras. Photographs may be scanned into digital format from film originals, or acquired directly with digital cameras. Generally, color proofs are created locally to get a general idea of the appearance of the expected printed result. At this point the digital files are usually transferred to a production facility—either a printer or a dedicated trade shop or service bureau that will handle the next stage of preparation for printing—what is called prepress.

"More than 2,600 CreoScitex thermal platesetters are now installed worldwide, by far the largest installed base."

Prepress and printing

    In a traditional computer-to-film (CTF) environment, the next steps are further manipulation of the digital files, followed by the production of film by an imagesetter, with each sheet of film representing a single color and one or more pages. Larger imagesetters are relatively expensive but save the additional labor of compositing the pages together later. The films are used to generate high quality analog proofs that have a close correlation with the final printed piece. Films and proofs are checked, corrected and then passed on to the printer. There, the films are then carefully aligned and used to expose a presensitized aluminum printing plate, in a UV contact frame. The plates, still one for each color, are mounted on a printing press. The size of the printing press determines the number of pages printed at once and therefore the size of the printing plate and sheet or roll of paper. After a period of adjustment known as make-ready, the press is brought to full speed and the actual print production takes place. The run length (number of copies) ranges from a few hundred to many millions of copies, typically 2,000 to 25,000 for an average commercial printer.

    In a fully digital world, the files from the creator are transferred on disk or over a network to the prepress provider or printer. The files are corrected, manipulated and proofs are generated directly from the digital data for customer approval. The printing plates are imaged directly using a computer-to-plate or CTP device. The elimination of film saves time, improves print quality and reduces cost.

    More recently, digital offset printing (DOP) presses have been introduced where the press itself is equipped with imaging devices. The digital data is sent directly to the pressroom. This approach has advantages primarily for very short run work, where the imaging heads are highly utilized. For longer runs, it is generally more economical to use an off press CTP that can provide plates for many presses.

The evolution of digital imaging

    We can see the evolution of digital prepress as a series of technology generations. Each generation shifts the industry by reducing cost and changing methods of work. Underlying the entire process is the pervasiveness of digital creation—the use of desktop publishing tools to build complete color documents—manipulating images, color and text. The transition to digital origination is essentially complete—virtually all the printed material produced today begins its life as a digital file created on a desktop computer.

    The first generation of digital imaging is computer-to-film (CTF)—the production of a complete single color image on a sheet of film. Depending on size, imagesetters can expose from one to eight pages of information at a time. While the installation rate of CTF equipment seems to have peaked in North America and Europe, there will be sales of imagesetters for many years. In other regions of the world, CTF is still the dominant technology. We sell the leading 8-page imagesetter and have a strong market position for 4-page devices.

    Computer-to-plate (CTP) is the second generation— superseding film entirely by imaging directly on a printing plate, eliminating one of the major costs. In 1994, Creo brought to the market the first CTP systems that were practical for a large commercial printer. More than 2,600 CreoScitex thermal platesetters are now installed worldwide, by far the largest installed base. Despite the growth that Creo has seen there is still an enormous potential remaining. Today an estimated 20% of the plates used by commercial printers in the U.S. are digitally exposed—the majority are thermal plates exposed with our devices. For the world as a whole, only about 10% of the printing plates are now digitally produced.

    Digital offset printing (DOP), the third generation, entails imaging a printing plate directly on the press, ensuring faster turnaround times and exact registration. DOP presses are ideally suited for the competitive, fast turnaround world of short run commercial printing. Heidelberg introduced the first DOP press with Creo imaging in 1998. We continue to supply those imaging systems on an OEM basis. Komori and MAN Roland have introduced new DOP presses this year also using Creo's squarespot™ imaging system.

    At the same time, we are pioneering the development of fourth generation imaging systems that will eventually eliminate the use of plates completely. An example is our patented SP™ Plateless Digital Offset Printing (DOP) technology, first shown at Chicago's Graph Expo trade show in September 2000.

    We are developing products for all four generations of imaging systems. The adoption of these technologies is at different stages, and each will take many years for complete market penetration. We also have leading solutions for the management of the digital data in the prepress world as well as proofing, scanning and output devices for both film and plate. The full range of alternatives allows CreoScitex to install a system that is appropriate for our customer's current needs, and be in the best position to upgrade the equipment to the next generation when they are ready.

Enabling customer success

    Our customers are the most successful and fastest growing prepress shops, printers and graphic professionals. They are in the business of creating the millions of printed articles used every day: magazines, catalogs, brochures, direct mail, books, packaging and more. Those customers include many of the largest printers and publishers in the world, as well as mid-size and smaller printers, prepress shops, photography studios and graphic design firms. With their investment in state-of-the-art systems they have reduced labor costs and increased productivity. Our industry is in the middle of the transformation from manual to totally digital production methods. Some of our customers have already achieved the goal of 100% digital production, while others are still engaged in the transition. Completing that transition, and then optimizing their efficiency will require a continued investment in digital prepress systems, proofing, imagesetters, computer-to-plate devices and servers. CreoScitex is working closely with our customers to support and enable those changes, allowing them to take advantage of new opportunities and achieve the efficiency they need in an increasingly competitive world.

Complete solutions—technology at work

    We now produce the broadest range of digital prepress solutions for all sectors of the market. CreoScitex is organized into six product groups: Input, Proofing, Workflow, Imaging and Media, Output, and Customer Support. Each group has the business responsibility for the lifetime success of their products.

    The Input group's products are used to convert original images into digital files. Products include Leaf™ digital camera backs, which are sold to professional photographers, EverSmart™ color scanners and Renaissance copydot scanners which are generally sold to graphic designers and prepress specialists. New this year, the innovative Leaf™ C-Most, is a 6.6-mega pixel CMOS-based sensor, the largest of its kind and the first to be commercially developed. This core technology presents an important opportunity for expansion of products and applications.

    The Workflow product group develops software and hardware systems that handle the complex management of digital information. We provide the industry's leading workflow software products, including the Brisque family of digital front ends, the Prinergy prepress management system and the PS/M entry-level solutions. New versions of all products were introduced this year. Prinergy 2.0 adds new Internet tools for print buyers and supports remote proofing and job approval. The newest version of Brisque, Version 4.0, is capable of driving multiple output devices and offers enhanced support for regional versioning. Both Brisque and Prinergy workflow products are under active development. Plans were also announced this year for CreoScitex Production Manager (CSPM), a new product that will link the powerful processing capabilities of the Brisque and the product management features of Prinergy. Through the acquisition of Intense Software Inc. of Vancouver and Carmel Graphics Systems Inc. of Toronto, new software technology was obtained allowing for the ability to proof and submit print jobs remotely via the Internet and provide productivity tools for the creative professional.

    This year we also announced Prinergy Powerpack and Brisque Pack for the fast growing packaging market. These powerful applications, together with our full range of output devices, will allow for continued substantial growth for CreoScitex.

    CreoScitex also develops specialized workflow products to manage the flow of digital information to high-speed, print-on-demand digital printers. Digital printers, using technology similar to that of office copiers, can modify the content of every page as it is printed, unlike offset presses. CreoScitex produces the high-performance Spire™ color print server that drives Xerox DocuColor® printers. Our advanced hardware and software solutions for the digital printing industry deliver powerful personalized direct mail, targeted catalogs and other custom-printed products.

    With our Proofing group, CreoScitex is the only supplier in the industry that can address all of the different proofing needs. Our products range from the newest professional desktop proofer, the Iris™ iPROOF, to the Proofsetter Spectrum™, a dedicated digital contract proofing system. Our Iris Graphics division in Billerica, MA specializes in the development of high quality inkjet proofers. The complete line of Iris proofers provides quality imaging, professional color tools and optimized ink and media. Iris has supplied more contract quality inkjet proofers than any other vendor and enjoys a substantial consumable revenue stream as a result. Spectrum halftone digital proofing is offered as an option on our CTP devices and delivers the closest possible representation of the final printed piece.

    Products from the CreoScitex Output group are at the core of our customers' systems, accepting digital data and exposing film or printing plates suitable for virtually every press format in the world. During 2000, we combined the Scitex products and those from Creo into the broadest range of high performance output devices in the industry. Our CTP choices range from simple and inexpensive semi-automatic machines for smaller printers to fully automated devices for the largest presses. We have the largest installed base and biggest market share in nearly every size of output device and every region. The Lotem 800 Quantum is a new product for 2001, integrating the best technology of the two traditions and creating a market leader in speed, quality of imaging, and automation.

    The Imaging and Media group produces the thermal heads used in our products and also builds complete DOP imaging systems for our press partners. CreoScitex developed the system to help streamline print shop operations, facilitate last-minute changes and allow print jobs to be turned around quickly and reliably. The squarespot DOP imaging system delivers the highest image quality while operating many times faster than competing technologies. Working closely with our press partners, we have achieved the same print quality on digital offset printing presses that made our platesetters the standard of the graphic arts industry. The world's largest press manufacturers, Heidelberg, Komori and MAN Roland, all use the CreoScitex squarespot DOP imaging system for offset presses.

"Innovative technology is at the heart of our company. We now have over 300 patents issued or pending, and are adding new ones at the rate of more than one per week."

    In September 2000, CreoScitex publicly demonstrated for the first time the patented SP™ Plateless Digital Offset Printing (DOP) technology. A thin coating is sprayed directly on the plate cylinder of the press. The imaging head exposes the coating, forming the image to be printed. At the end of the print run, the surface is cleaned and is ready to be sprayed and imaged for the next print job. This is all achieved on press, without the use of conventional printing plates. We expect to see this technology commercialized by leading press manufacturers within the next several years.

Ensuring peak productivity

    As production times are compressed, digital prepress systems become more and more essential to our customers' business. In the past year, we have successfully brought together a worldwide Customer Support group of 1,150 members. We now have the largest team dedicated to the support of digital prepress systems. A range of support plans is available, including 24/7 service for customers with round the clock operations. Response centers in Vancouver, Boston, Brussels and Hong Kong anchor the support with full remote diagnostics.

    The Customer Support group is driven by the same requirement to understand customer needs, devise products with unique and sustainable value, and to deliver them in an effective manner. Customer Support will be enhanced in 2001 with the release of an Internet-based system that will include 24-hour access to a Virtual Call Center, product order desk, online training, service and technical information.

Partnership strength

    We maintain many partnerships with leading global companies to ensure quick adoption of leading edge technology, support and cooperation on industry issues, and in some cases, joint technological development. Our digital offset printing (DOP) partners include Heidelberg, Komori and MAN Roland. We continue to have a fruitful OEM relationship with Heidelberg for CTP and workflow, as well as DOP. Our long-standing relationship with Kodak Polychrome Graphics has helped develop our market-leading position of thermal imaging. Suppliers such as Adobe Systems Incorporated, IBM, Dell Computer Corporation, and Oracle Corporation provide key components of our workflow products. Imation Corp., Kodak Polychrome Graphics, DuPont, and Fuji Photo Film Co. play an important role as suppliers of halftone proofing materials. We work closely with essentially all vendors of plates and film, ensuring our customers choice and competitive pricing.

Print production moves to the Web

    The Internet is changing how the graphic arts industry creates information and prepares it for publication and printing. Over the years, considerable effort and investment has gone into the prepress phase of printing, but until now, little has been done to improve the efficiency of defining a printed piece, estimating prices and completing the business transaction to initiate the print job. As with other B2B applications, the challenge is to tap the power of the Internet to deliver real world benefits that reduce costs and smooth production.

    Creo has made a substantial investment in printCafe, a new company that offers complete Internet-based commerce and supply-chain solutions for the printing and publishing industries. These web-based and software solutions enable printers, tradeshops, and print buyers to specify virtually any type of print project, obtain estimates, manage transactions, and monitor production information. printCafe has unique competitive advantages. More than 7,000 customers have already invested in printCafe's print management systems. Existing products and a continuing revenue stream distinguish printCafe from competitors who must develop entirely new revenue models from scratch. The ability to directly link the downstream production process to the Internet allows printCafe to deliver unique value.

    In addition to the tools that printCafe can provide, CreoScitex is developing Internet-based solutions to allow creative professionals to manage creative content. This segment of the industry generates most of the visual material for print and the web. Creative professionals are poised to take advantage of the Internet to increase productivity with our solutions.

Opportunities for growth

    The combination of strong technical minds, focused economic thinking and an atmosphere that cultivates innovation, continues to give Creo a unique advantage. We are in a strong position to create the tools and systems needed to complete the digital transformation of information publishing. We have core technologies, together with engineers and scientists skilled in mission-critical software systems, precision mechanics, laser optics, material science and high-speed electronics.

    We expect to grow by increasing market share and targeting growth sectors such as on-demand printing, packaging and newspaper printing. Our market leading position lets us spread the cost of continued development over many more systems than our competitors and allows us to innovate more quickly while taking advantage of our greater scale in manufacturing and support.

    Given the eagerness of the creative market to adopt digital processes, we see significant opportunities in providing CreoScitex software technology and workflow solutions to the larger creative groups that face the same challenges as prepress operations—handling many large files with frequent revisions and short production deadlines.

    There is also considerable potential to apply our thermal imaging technology to other process industries. Creo has invested in Creo Ltd., an independent Israel-based organization that is applying squarespot imaging technology to the printed circuit board industry.

    Our growth will come from increasing sales of our existing products, extending the range of prepress and creative applications and selectively applying our technology to related markets. As the graphic arts industry undergoes rapid change, Creo is uniquely able to help our customers meet the demands they are facing for high quality work and faster service at competitive prices. We will respond to the market's needs, as well as continue to develop innovative technology that will drive change.

FINANCIAL REPORT

     success
progress
growth

MANAGEMENT'S DISCUSSION AND ANALYSIS
of financial conditions and results of operations
(All amounts in U.S. dollars)

Overview

    Through our principal operating division, CreoScitex, we are a leading developer, manufacturer and distributor of digital solutions for the graphic arts industry. Our core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an original equipment manufacture ("OEM") supplier of on-press imaging technology and components for digital presses.

Acquisition

    On April 4, 2000, we acquired the prepress operations of Scitex Corporation Ltd. of Israel ("Scitex") in exchange for 13.25 million common shares. As a result, these prepress operations were included in the consolidated operations of the Company since April 1, 2000. The prepress division of Scitex was significantly larger than our operations; therefore the acquisition had a significant impact on our operations.

    Revenue   The prepress operations of Scitex included the acquisition of significant distributors in the United States ("U.S."), Europe and Asia Pacific (including Japan) which contributed revenues of approximately $95.6 million, $98.7 million and $28.4 million, respectively, in fiscal 2000.

    Research and development   We acquired a research and development center in Israel and a small research and development center in the U.S. as part of the Scitex prepress operations. These newly acquired operations incurred gross research and development costs of $24.4 million and net research & development costs of $21.9 million in the current fiscal year.

    Sales and marketing   The Scitex prepress operations had a very large sales force already established primarily in the U.S. and Europe. In addition, the marketing organization was centralized in Israel, however, local marketing occurred as well. The costs associated with sales and marketing in the Scitex prepress operations amounted to $30.5 million in fiscal 2000.

    In conjunction with the acquisition, we terminated our joint venture with Heidelberger Druckmaschinen AG ("Heidelberg") and replaced it with an OEM relationship.

    We also acquired Intense Software  Inc., Carmel Graphics Systems Inc. and MediaTech Pty Ltd., all in May 2000. For these companies we paid $6.089 million in cash and issued 583,489 common shares. These three companies did not have a material impact on our results in fiscal 2000 as they were acquired in May 2000 and represent a small portion of our business.

Revenue

    Our revenue is derived from sales of our digital prepress products to direct customers and distributors, fees for the service of equipment and from the sale of consumables that are used with our equipment. Product revenue is derived from the sale of equipment and software, and includes revenue earned from installation, training, and warranty maintenance services performed on installation. Product revenue from sales made directly to end customers is recognized when the Company meets all contractual performance criteria, which is upon installation or customer acceptance depending on the contract or on shipment if no installation is required.

    Service revenue is derived from customer support agreements entered into in connection with product sales and renewals. A substantial majority of our customers contract for service. Service revenue is recognized ratably over the term of the support agreement, which generally is three to twelve months depending on the region.

    Consumables revenue is derived from the sale of paper, ink and other related products to our customers.

Joint venture

    Our joint venture with Heidelberg commenced operations on October 1, 1997 and was terminated on May 17, 2000 and the companies entered into an OEM relationship on those products that were formerly in the joint venture. Under the OEM relationship, Heidelberg has the right to continue to manufacture and sell these products for at least the next two years. We each had a 50% economic interest in the joint venture, which was established to develop, manufacture, market, and distribute designated computer-to-plate and related workflow products and consumables, and we shared equally the revenues and expenses of the joint venture.

    Under Canadian generally accepted accounting principles ("GAAP"), operations of the joint venture were accounted for using proportionate consolidation, which required that we include in our consolidated statement of operations one-half of the related revenue and expenses of the joint venture. This treatment differs from the equity method required by U.S. GAAP, under which we would be required to record one-half of the net earnings of the joint venture as a single line item on our consolidated statement of operations.

    Our share of joint-venture revenue accounted for 14.5% of our total revenue for 2000 and 32.3% for 1999. The relative percentage has declined due to the additional revenue from the acquisition of the Scitex operations and due to the termination of the joint venture.

Research and development

    Since our inception, we have invested heavily in research and development. This investment has been subsidized in part by funding received from plate and film suppliers, and press manufacturers in connection with specific product development initiatives undertaken by us at their request. We have also received funding from the Canadian government through investment tax credits and from the Israeli government. In Canada, the government funds up to 30% of our investment in research and development carried out in Canada as investment tax credits. These credits are recorded as a reduction in research and development expense, and are available to reduce income taxes payable. In Israel, the government funds a portion of our investment in research and development carried out for approved projects in Israel, as grants, which are recorded as a reduction in research and development expense. Amounts granted may have to be repaid if individual projects are successful, based on 2-5% of revenues earned on the resulting products.

    The research and development funding received from third parties has resulted in a significant reduction in our total expenditures for research and development activities. Our joint venture with Heidelberg was one source of this funding. For the two years ended September 30, 2000, Heidelberg has provided $10.9 million in research and development funding, representing 11.3% of our gross research and development expenses for the period. With the termination of the joint venture, Heidelberg will no longer be providing research and development funding to us. In addition, changes to provincial tax legislation enabled us to claim additional investment tax credits over prior years.

Sales and marketing

    Sales and marketing expenses are primarily attributable to the salaries, commissions, travel costs, office expenses, and support staff associated with our sales staff. In addition, the costs of trade shows, advertising, and marketing are also included in sales and marketing expenses.

Foreign exchange

    The majority of our revenue is received in U.S. dollars and Euro. A significant portion of our expenses is incurred in Canadian dollars and to a lesser extent in Euro. As a result, depreciation in the value of the Euro or appreciation in the value of the Canadian dollar relative to the U.S. dollar could adversely affect our results. Foreign currency translation gains and losses arising from business operations of the Company and its integrated subsidiaries are credited to or charged against other income for the period incurred. We use certain derivatives to reduce the effect of gains or losses on the Euro. However, fluctuations in the value of Canadian dollars and Euro relative to U.S. dollars have caused and will continue to cause currency translation gains and losses.

    Our consolidated financial statements are prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 19 to the consolidated financial statements.

RESULTS OF OPERATIONS
Year ended September 30, 2000 compared to year ended September 30, 1999
(All amounts in U.S. dollars)

Revenue

    Total revenue increased 154.2% to $453.3 million for 2000 from $178.3 million for 1999. Product revenue increased 126.1% to $335.5 million for 2000 from $148.4 million for 1999. This increase was due to higher unit sales of computer-to-plate products by us through direct sales and by the joint venture and due to our acquired operations as noted in the preceding Acquisition section. Product revenue from the joint venture represented 14.5% of our total revenue for 2000 and 32.3% for 1999. Service revenue increased 216.7% to $94.7 million for 2000 from $29.9 million for 1999. As the majority of our customers contract for service support, this increase in service revenue was due to the substantial increase in the installed base of our equipment. Consumables revenue was $23.1 million for 2000.

    Revenue by region is comprised of the following:

	2000 ($millions)	% of Revenue	1999 ($millions)	% of Revenue
North America	$222.6	49.1%	$110.0	61.7%
Europe	173.9	38.4%	56.3	31.6%
Asia Pacific (incl Japan)	39.7	8.8%	9.2	5.1%
Other	17.1	3.7%	2.8	1.6%

	$453.3	100.0%	$178.3	100.0%

    The increase in sales in most regions is due to the acquisition of distribution units and due to steady increases in sales.

Cost of sales

    Cost of sales increased 164.0% to $249.4 million for 2000 from $94.5 million for 1999. This increase was primarily due to the acquisition of the Scitex prepress operations. Lower subassembly costs, component costs and overhead expenses offset this increase, however, product sales increased as did our installed customer base. Cost of sales increased slightly as a percentage of total revenue to 55.0% for 2000 from 53.0% for 1999. This increase was primarily due to a larger installed base, the need to continue to maintain our customer products and to the acquisition of new products in different segments which have slightly lower margins.

Revenue by region
 (in $Millions)

Research and development

    Gross research and development expenses increased 107.7% to $64.9 million for 2000 from $31.3 million for 1999. This increase was primarily due to the acquisition of the Scitex research and development operations in Israel as previously noted and to a 4% increase in the number of research and development personnel in Vancouver pre-acquisition operations. Outside funding of our research and product development activities increased 27.4% to $22.3 million for 2000 from $17.5 million for 1999. This is primarily due to increased investment tax credits in Canada. As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses increased 208.6% to $42.6 million for 2000 from $13.8 million for 1999. Net research and development expenses increased as a percentage of total revenue to 9.4% for 2000 from 7.7% for 1999.

Sales and marketing

    Sales and marketing expenses increased 119.0% to $66.5 million, or 14.7% of total revenue for 2000 from $30.4 million, or 17.0% of total revenue for 1999. This increase was primarily due to the Scitex acquisition which included significant distribution and marketing operations as previously noted.

General and administration

    General and administration expenses increased 297.0% to $40.3 million, or 8.9% of total revenue for 2000 from $10.1 million, or 5.7% of total revenue for 1999. This increase was primarily due to acquisitions and to the growth of our business.

Business integration costs

    Business integration costs for the Company were comprised of costs directly related to combining the newly acquired business operations. These amounts related to legal, accounting and severance costs of approximately $5.3 million, costs of terminating the joint venture of approximately $3.5 million, travel and integration meetings of approximately $1.0 million and other administrative costs of $1.0  million. We expect to continue to incur similar types of expenditures for the next six months, other than costs associated with the termination of the joint venture, while we continue to integrate our operations.

Goodwill and other intangible assets

    Goodwill and other intangible assets arising from the acquisitions undertaken in this fiscal year amount to $374.9 million dollars, of which $36.8 million has been amortized under Canadian GAAP. Under U.S. GAAP, which requires the immediate write-off of in-process research and development, which has no alternative use, an additional amount of $45.5 million would have been amortized. Under Canadian GAAP, these intangible balances will continue to be amortized over five years.

Income taxes

    Income tax expense decreased to $9.8 million for 2000 from $12.3 million for 1999. The decrease is due to lower earnings before income taxes in 2000 as compared to 1999. Our effective tax rate of 112.7% for 2000 was above the statutory rate of 45.6% due primarily to non-deductible goodwill amortization (64.1%), other non-deductible expenses (33.6%) and foreign tax rate differences (20.4%). Canadian manufacturing and processing tax credits offset these items (51%). If goodwill amortization had been deductible for tax purposes, the effective tax rate would have been 48.6%. See note 13 to our consolidated financial statements.

Equity loss and minority interest

    As part of the acquisition of Scitex, the Company acquired a 50% interest in Nihon CreoScitex Ltd. In the third quarter, the Company recognized an equity loss on the investment of $1.0  million. In the fourth quarter, the company increased its shareholding to 51% and consequently consolidated the entity. The minority interest on the loss incurred by Nihon CreoScitex Ltd. in the fourth quarter was $0.6  million. We intend to further increase our ownership in the upcoming fiscal year to have more influence on the operations in the region.

Liquidity and capital resources

    Since we commercialized our first computer-to-plate product in October 1994, we have financed our operations through a combination of private sales of equity securities, cash generated by operations, and proceeds from our Initial Public Offering. As at September  30, 2000, we had $202.7 million in working capital, $45.4 million in cash and short-term deposits and $19.2 million in short-term debt. Our operations generated cash of $2.1 million for 2000, $25.5 million for 1999 and $11.6 million for 1998. Our working capital has increased due to the acquisition of net current assets in the Scitex acquisition of $105.9  million. Our accounts receivable have increased from 1998 to 2000 due to the increase in our sales volumes. Inventory increased 337.3% during 2000 due to the Scitex acquisition and due to increased production to meet the demand for increased sales. Accounts payable increased during 2000 due primarily to the increase in our business activity and the acquisition of Scitex prepress business. As at September 30, 2000, we had deferred revenues and credits of $61.7 million.

    We also have a $25.0 million credit facility available, repayable on demand and bearing interest at LIBOR plus 1% or prime rate. As at September 30, 2000, there were no borrowings outstanding under the credit facility. We repaid the balance of our mortgage on November 3, 1999. Our net capital expenditures for 2000 were $27.4  million, compared to $12.5 million in 1999 and $22.4 million in 1998. Our capital expenditures have related primarily to the purchase of equipment and land for engineering, production, and service support facilities.

    During the year, we completed approximately $528  million in acquisitions, which were funded primarily through issuances of our shares and the payment of approximately $8.2 million. We also invested $40 million in printCafe, Inc., a leading provider of business-to-business e-commerce and eProduction solutions for the printing and publishing industry. We account for the investment on the cost basis as we hold 17.24% of the voting rights of the company and do not have any significant influence over its operations.

    We also invested $5 million in Creo Ltd., a company we divested in 1998 in order to focus our resources on our core graphic arts business. We have an option to acquire up to 58% of the outstanding shares of Creo Ltd. until June 30, 2007 for a maximum total consideration of $8 million. We have not currently decided whether to exercise this option. We do not have a role in the company's management and exercise no significant influence, but the Company is entitled to nominate one person to the Board of Directors of Creo Ltd.

    We believe that existing cash balances, cash generated by our operations, and funds available under our credit facility will be sufficient to meet our anticipated working capital and capital expenditure requirements for the next year.

RESULTS OF OPERATIONS
Year ended September  30, 1999 compared to year ended September 30, 1998
(All amounts in U.S. dollars)

    The joint venture with Heidelberg commenced operations on October 1, 1997. During the joint venture's first two years of operations our revenue growth rate decreased compared to prior periods, even though unit sales of our computer-to-plate products increased. This decrease was expected because prior to the start-up of the joint venture, all of the revenue from sales by us of the computer-to-plate products now sold by the joint venture was recorded in our income statement, whereas now only one-half of the revenue arising from sales through the joint venture is for our account. The following comparison of results of operations for 1999 and 1998 should accordingly be read with this development in mind.

Revenue

    Total revenue increased 38.4% to $178.3 million for 1999 from $128.8 million for 1998. Product revenue increased 29.5% to $148.4 million for 1999 from $114.7 million for 1998. This increase was due to higher unit sales of computer-to-plate products by us through direct sales and by the joint venture. Product revenue from the joint venture represented 32.3% of our total revenue for 1999 and 27.6% for 1998. Service revenue increased 110.6% to $29.9 million for 1999 from $14.2 million for 1998. As substantially all of our customers contract for service support, this increase in service revenue was due to the substantial increase in the installed base of our equipment. Revenue from our North American customers accounted for $110.0 million, or 61.7% of total revenue, for 1999; compared to $75.1 million, or 58.3% of total revenue, for 1998. Revenue from our European customers accounted for $56.3 million, or 31.5% of total revenue, for 1999; compared to $41.7 million, or 32.3% of total revenue, for 1998. Revenue from our Japanese customers accounted for $2.6  million, or 1.5% of total revenue, for 1999; compared to $5.3 million, or 4.1% of total revenue, for 1998. The decrease in Japanese sales is primarily due to depressed economic conditions in the region.

Cost of sales

    Cost of sales increased 32.6% to $94.5 million for 1999 from $71.2 million for 1998. This increase was primarily due to a 44.4% increase in the number of production and customer service staff as well as increased subassembly and component costs and overhead expenses associated with the increase in both our product sales and our installed customer base. Cost of sales decreased slightly as a percentage of total revenue to 53.0% for 1999 from 55.3% for 1998. This decrease was primarily due to lower per-unit labor, subassembly and component costs, increased plant capacity utilization, and increased product reliability offset by increased costs of service related to the hiring of additional service  personnel.

Research and development

    Gross research and development expenses increased 63.5% to $31.3 million for 1999 from $19.1 million for 1998. This increase was primarily due to a 51.0% increase in the number of research and development personnel. Gross research and development expenses increased as a percentage of total revenue to 17.5% for 1999 from 14.8% for 1998. This increase was due to the large number of new products we have in development, especially in the area of software. Outside funding of our research and product development activities increased 43.2% to $17.5 million for 1999 from $12.2 million for 1998. The $17.5 million in outside funding during 1999 included $5.4 million received from media suppliers and press manufacturers, $7.2 million received from the joint venture, and $4.9 million in investment tax credits. The $12.2 million in outside funding received during 1998 included $4.4 million received from media suppliers and press manufacturers, $4.1 million received from the joint venture, and $3.7 million in investment tax credits. As a result of these factors affecting gross research and development expenses and research and development funding, net research and development expenses increased 99.2% to $13.8 million for 1999 from $6.9 million for 1998. Net research and development expenses increased as a percentage of total revenue to 7.7% for 1999 from 5.4% for 1998.

Sales and marketing

    Sales and marketing expenses increased 35.5% to $30.4 million, or 17.0% of total revenue for 1999 from $22.4  million, or 17.4% of total revenue for 1998. This increase was primarily due to a 35.5% increase in the number of sales and marketing staff in North America and Europe to support the expansion of our operations, including the joint venture.

General and administration

    General and administration expenses increased 13.5% to $10.1 million, or 5.7% of total revenue for 1999 from $8.9 million, or 6.9% of total revenue for 1998. This increase was primarily due to the growth of our business.

Income taxes

    Income tax expense increased to $12.3 million for 1999 from $6.7 million for 1998. This increase was primarily due to the increase in our profitability. Our effective tax rate of 39.9% for 1999 was below the statutory rate of 45.6% due to Canadian manufacturing and processing tax credits and the fact that a portion of our profits were earned in foreign jurisdictions with tax rates lower than those of Canada. See note 13 to our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

    We operate internationally which gives rise to significant exposure to market risks mainly from changes in foreign exchange rates relating to the European currencies, Canadian dollars and Israeli shekels. We use some derivative financial instruments to reduce these exposures; however, we remain exposed to foreign currency fluctuations on assets and liabilities denominated in foreign currencies.

    As at September 30, 2000, we had $28.2 million of forward exchange contracts outstanding. As well, we had purchased $60 million of option contracts for the purchase of U.S.  dollars for European currencies and we had written $55 million of option contracts for the purchase of European currencies and the sale of U.S. dollars. Our option strategy is to attempt to minimize the impact of fluctuations of the European currencies.

Information regarding forward-looking statements

    Certain statements made by us in this Annual Report, including without limitation certain statements contained in the section of this Annual Report entitled Management's Discussion and Analysis of Financial Condition and Results of Operations and that we make in future press releases, documents filed with U.S. and Canadian regulatory authorities and other public disclosures which are not historical facts, are so-called forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. All of these statements are intended to be within the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

    Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this Annual Report and from time to time in our filings with Canadian and U.S. regulatory authorities.

    Any forward-looking statements made by us speak only as of the date they are made. We do not undertake any obligation to update forward-looking statements to reflect any changes in events or circumstances that may occur after the date on which such statements are  made.

Risk factors

    The anticipated benefits of the acquisition of prepress assets from Scitex, as described in the acquisition section, are subject to the following risks and uncertainties:

  The expected cost-savings and synergies from the integration may not be fully realized or take significantly longer to realize than expected;

  Revenues from the acquired assets may be lower than expected or customer attrition and business disruption following the integration may be greater than expected; or

  The integration of the acquired assets into Creo's operations may be more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees is greater than expected.

    Creo has significant research and development, engineering and manufacturing operations, and some administrative operations located in Israel, and will therefore be affected by economic, political and military conditions in Israel. In addition, these operations are heavily dependent upon components imported into Israel, primarily from the U.S., and all but a small percentage of its sales are made outside Israel. Creo has a contingency plan to minimize the impact on operations in such circumstances, but nonetheless Creo's operations in Israel could be adversely affected if major hostilities involving Israel should occur in the Middle East or if trade between Israel and its present trading partners were to be curtailed or  interrupted.

    As demand for digital prepress solutions increases, direct competition among providers of these solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and results of operations. We face direct competition from other manufacturers of computer-to-plate products, some of whom are substantially larger than we are, are vertically integrated with consumable product lines for the prepress industry and press manufacturers, and have greater financial, sales and marketing, technical, manufacturing and other resources. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, perpetuate intense price competition or make our products  obsolete.

    Because there are a limited number of potential suppliers of certain key components of our products, including components of our thermal imaging heads, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results to suffer.

    Plate suppliers and press manufacturers assist us in developing our technology, facilitating broad market acceptance of our products, and enhancing our sales, marketing and distribution capabilities. If we are unable to maintain our existing strategic alliances and to establish new ones, we would lose these additional capabilities, our products might be less attractive to our potential customers, and our operating results could be negatively affected.

    We have entered into an OEM agreement as of May 18, 2000 with Heidelberg to replace the joint venture agreement between Creo and Heidelberg. The OEM agreement provides for the continued sale, distribution and support for certain products and components developed during the joint venture. The sales and revenue from those products during the OEM relationship may be less than during the joint venture and less than they are currently. In addition, Creo and Heidelberg will now be directly competing with each other where they previously co-operated under the joint venture and as a result our operating results could be negatively affected. Under the joint venture, Heidelberg funded a portion of our research and development expenses, this contribution is no longer being made under the OEM agreement, we must fund our research & development with our own working capital generated from operations.

    Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management, particularly Amos Michelson, our Chief Executive Officer; and Dan Gelbart, our President and Chief Technology Officer. Their managerial, technical, and other services would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

    Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, infringed, or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to our technology, duplicate or reverse-engineer our technology, or design around the patents that we own or license. We cannot be sure that the steps we take to protect our technology will prevent misappropriation or infringement. If we fail to protect our technology so that others may copy or use it, we would be less able to differentiate our products and our revenues will decline. Moreover, litigation regarding intellectual property rights is common in the technology industry. If an infringement claim is filed against us, we may be prevented from using certain technologies and we could incur substantial costs in defending ourselves and our customers against the claim. Litigation could also adversely affect sales of the challenged product or technology and divert the efforts of our management and technical personnel. In the event of an infringement claim, we may be required to obtain one or more licenses from third parties, which may not be obtainable at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

    Substantially all of our revenue is received in U.S. dollars and Euro; therefore, appreciation of those currencies against the currencies used by our potential customers would make our products more expensive and therefore less attractive. In addition, a significant portion of our expenses are incurred in Canadian dollars and to a lesser extent, the Euro, depreciation in the value of U.S. Dollar relative to the Canadian dollar or the Euro will adversely affect our operating results. As a result, currency fluctuations have caused and will likely continue to cause currency translation gains and losses.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

    The management of Creo Products  Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company. Material differences to U.S. accounting principles are set out in note 19.

    The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

    The Company's audit committee is composed entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the auditors' report. The audit committee reported its findings to the Board of Directors, who have approved the consolidated financial statements. The Company's independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

Amos Michelson Chief Executive Officer	Michael Graydon Chief Financial Officer

November 10, 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

To the Shareholders of Creo Products Inc.

    We have audited the consolidated balance sheets of Creo Products Inc. as at September 30, 2000 and 1999 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2000 in accordance with Canadian generally accepted accounting principles.

    Significant differences between Canadian and U.S. accounting principles are explained and quantified in note 19 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
November 10, 2000

CREO PRODUCTS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	September 30
	2000	1999
Assets
Current assets:
Cash and cash equivalents	$45,359	$103,075
Accounts receivable (note 4)	177,822	33,900
Other receivables	58,586	8,396
Inventories (note 5)	141,021	32,247
Future income taxes (note 13)	23,492	—

	446,280	177,618
Investments (note 6)	45,000	—
Capital assets, net (note 7)	107,280	40,718
Goodwill and other intangible assets, net (note 8)	338,055	—
Other assets	6,051	—
Future income taxes (note 13)	10,534	2,067

	$953,200	$220,403

Liabilities and Shareholders' equity
Current liabilities:
Short-term debt	$19,216	$—
Accounts payable	94,784	13,182
Accrued and other liabilities (note 9)	61,503	17,210
Income taxes payable	6,424	3,486
Future income taxes (note 13)	—	862
Deferred revenue and credits	61,677	19,047
Current portion of long-term debt (note 10)	—	296

	243,604	54,083
Long-term debt (note 10)	—	6,364
Future income taxes (note 13)	22,986	—

	266,590	60,447
Shareholders' equity:
Share capital (note 11)	664,160	138,202
Contributed surplus	2,126	—
Retained earnings	20,324	21,754

	686,610	159,956

	$953,200	$220,403

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Raffi Amit Director	Yoav Z. Chelouche Director

CREO PRODUCTS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS

(In thousands of U.S. dollars, except per share amounts)

	Years Ended September 30
	2000	1999	1998
Revenue:
Product	$335,535	$148,433	$114,652
Service	94,654	29,890	14,196
Consumables	23,095	—	—

	453,284	178,323	128,848
Cost of sales	249,427	94,465	71,217

Gross Profit	203,857	83,858	57,631
Research and development, net (note 12)	42,605	13,805	6,931
Sales and marketing	66,529	30,373	22,417
General and administration	40,269	10,144	8,937
Other (income) expense	(341)	(1,358)	1,580

Operating income before undernoted items	54,795	30,894	17,766
Business integration costs	10,845	—	—
Goodwill and other intangible assets amortization	35,248	—	—

Earnings before income taxes, equity loss and minority interest	8,702	30,894	17,766
Income tax expense (note 13)	9,811	12,334	6,676
Equity loss	967	—	—
Minority interest	(646)	—	—

Net earnings (loss)	$(1,430)	$18,560	$11,090

Earnings (loss) per common share:
— Basic, Canadian GAAP (note 14)	$(0.04)	$0.65	$0.44

— Basic, U.S. GAAP (note 19)	$(1.14)	$0.65	$0.41

— Fully diluted, Canadian GAAP (note 14)	$(0.04)	$0.59	$0.41

— Diluted, U.S. GAAP (note 19)	$(1.14)	$0.62	$0.38

Retained earnings (deficit), beginning of year	$21,754	$3,194	$(7,896)
Net earnings (loss)	(1,430)	18,560	11,090

Retained earnings, end of year	$20,324	$21,754	$3,194

See accompanying notes to consolidated financial statements.

CREO PRODUCTS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years Ended September 30
	2000	1999	1998
Cash provided by (used in) operations:
Net earnings (loss)	$(1,430)	$18,560	$11,090
Items not affecting cash:
Amortization	48,730	5,983	4,996
Equity loss	967	—	—
Future income taxes	(14,724)	823	779
Minority interest	(646)	—	—
Other	23	36	79

	32,920	25,402	16,944
Changes in non-cash working capital:
Accounts receivable	(22,172)	(10,074)	(4,652)
Other receivables	(21,165)	(2,911)	(255)
Inventories	10,936	(7,096)	(838)
Accounts payable	37,659	5,330	(1,969)
Accrued and other liabilities	(37,225)	6,815	3,555
Income taxes	2,899	2,661	(221)
Deferred revenue and credits	(1,706)	5,370	(969)

	(30,774)	95	(5,349)

	2,146	25,497	11,595
Cash provided by (used in) investing:
Business acquisitions (note 2)	10,330	—	—
Investments	(45,000)	—	—
Purchase of capital assets	(28,784)	(12,971)	(23,537)
Proceeds from sale of capital assets	1,355	457	1,142
Other	1,397	—	—

	(60,702)	(12,514)	(22,395)
Cash provided by (used in) financing:
Proceeds from shares issued	8,772	77,156	405
Share-purchase loans	2,345	(2,345)	—
Proceeds from issue of subsidiary shares to minority interest	6,887	—	—
Repayment of short-term debt	(10,504)	—	—
Repayment of long-term debt	(6,660)	(943)	(4,033)

	840	73,868	(3,628)

Increase (decrease) in cash and cash equivalents	(57,716)	86,851	(14,428)
Cash and cash equivalents, beginning of year	103,075	16,224	30,652

Cash and cash equivalents, end of year	$45,359	$103,075	$16,224

Supplementary information:
Taxes paid	$7,373	$3,635	$1,683
Interest paid	3,889	533	605
Non-cash transactions:
Common shares and options issued for business acquisitions	$519,350	$—	$—

See accompanying notes to consolidated financial statements.

CREO PRODUCTS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of U.S. dollars, except per share amounts)

    Creo Products Inc. ("the Company") was incorporated under the laws of Canada and its principal business activities include the development, manufacture and distribution of digital solutions for the graphic arts industry. The Company's principal customers are in the United States ("U.S."), Europe and Asia-Pacific.

1.  Significant accounting policies

    The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, in the case of the Company, materially conform with those established in the U.S. except as explained in note 19.

(a)  Basis of consolidation

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and its 51% interest in Nihon CreoScitex Ltd. (See note 2(b)). All material intercompany balances and transactions have been eliminated.

    Interests in joint ventures are recognized in the Company's consolidated financial statements using the proportionate consolidation method.

    The equity method of accounting is used to account for investments in companies over which significant influence is exercised and the Company is entitled to vote 50% or less of the voting shares. Under the equity method, the original cost of the shares is adjusted for the Company's share of post-acquisition earnings or losses less dividends.

    Investments in companies, where significant influence is not exercised, are carried at cost.

(b)  Use of estimates

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Significant areas of estimate relate to the inventory obsolescence provision and the provision for potential retrofits on installed equipment. Actual results could differ from those estimated.

(c)  Cash and cash equivalents

    Cash equivalents include short-term deposits, which are all liquid securities with a term to maturity of three months or less when acquired.

(d)  Inventories

    Inventories are valued at the lower of cost and net realizable value. Costs of materials are determined on a weighted average basis. Work-in-progress and finished goods inventories include materials, direct labor and production overhead. Inventories are recorded net of any obsolescence provisions.

(e)  Capital assets

    Capital assets are stated at cost less applicable tax credits and non-repayable government grants.

    Amortization of capital assets is recorded on a declining-balance basis at the following annual rates:

Building and building improvements	4-5%
Equipment	20%
Computer software	100%
Furniture and fixtures	20%

    Computer and demo equipment are amortized on a straight-line basis over three years.

    The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset. To September 30, 2000, no impairment losses have been recorded.

(f)  Goodwill and other intangible assets

    Goodwill, representing the difference between the cost of the investment in acquired businesses and the fair value of their underlying net identifiable assets at time of acquisition, is amortized by the straight-line method over a period of 5 years.

    Acquired technology and other intangible assets are stated at cost and amortized by the straight-line method over a period of 5 years.

(g)  Research and development

    Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet certain criteria under Canadian GAAP for deferral and amortization. The Company has determined that none of the development costs have met these criteria. Research and development costs are offset by funding from related development contracts. The Company has no obligation to repay the funds under these contracts. Development contracts involve the planning, development and installation of a product to meet a customer's needs. Funding from development contracts is recognized on the percentage of completion basis. Funding from the Government of Israel, for approved projects, is recognized as an offset to research and development costs, if at the time the funding is received, successful development of the related project is not assured, as there is no obligation to repay these funds on unsuccessful projects.

(h)  Foreign currency translation

    The consolidated financial statements of the Company are presented in U.S. dollars. The Company and its integrated subsidiaries translate monetary items to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at average rates for the period. Foreign exchange gains and losses are included in income.

    Self-sustaining operations translate assets and liabilities at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Any material corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholder equity.

(i)  Revenue recognition

    Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured which is upon shipment, installation or customer acceptance depending on the contractual terms.

    Revenue from service contracts is recognized as the services are provided.

    Revenue from consumables is recognized upon shipment.

(j)  Investment tax credits

    Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, when there is reasonable assurance that the investment tax credit will be received.

(k)  Income taxes

    The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. Future taxes are netted except to the extent that they cannot be offset due to different tax jurisdictions.

(l)  Stock-based compensation plans

    The Company has two stock-based compensation plans which are described in Note 11(c). No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(m)  Advertising costs

    The Company expenses advertising costs as incurred.

(n)  Comparative figures

    Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.  Business acquisitions

(a)  The graphic arts business of Scitex Corporation Ltd. ("Scitex Business")

    On January 17, 2000, the Company entered into an asset purchase agreement with Scitex Corporation Ltd. ("Scitex") to acquire the Scitex Business in exchange for 13,250,000 common shares of the Company reduced by certain purchase price adjustments of $4,898. The Scitex Business designs, manufacturers and markets prepress and print-on-demand solutions for the graphic arts industry. Upon completion of this transaction, Scitex entered into a five-year standstill agreement which, amongst other things, includes restrictions on acquiring additional shares of the Company, as well as customary transfer, voting and other restrictions.

    The Scitex Business includes shares and assets of various Scitex subsidiaries, and all of the tangible and intangible assets used in the Scitex Business. In addition, the Company assumed certain liabilities of the Scitex Business. The Company completed the acquisition on April 4, 2000.

    The acquisition of the Scitex Business has been accounted for using the purchase method of accounting and the results of operations have been consolidated from the date of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed as follows:

Cash	$18,575
Current assets (excluding cash)	257,641
Capital assets	51,238
Other assets	2,495
Goodwill and other intangible assets	354,590

684,539
Current liabilities	(170,332)
Future income taxes	(7,982)

Purchase price	$506,225

    The purchase price was comprised of the following:

13,250,000 common shares	$501,182
Options issued to former Scitex Business employees	2,164
Purchase price adjustments	(4,898)
Acquisition costs	7,777

$506,225

    The options issued to former Scitex Business employees were valued based on the fair market value of the options as at the acquisition date of the Scitex Business and have been reflected as contributed surplus in the consolidated balance sheet.

    Business integration costs of $10,845 were incurred during the year for items not identified at the date of acquisition.

(b)  Other acquisitions

    On May 11, 2000, the Company acquired 100% of the issued shares of Carmel Graphics Systems Inc. ("Carmel") for cash of $4,271 and 115,835 shares of the Company, aggregating approximately $8,000. Carmel supplied the business-to-business marketplace with customizable hardware and software that can be integrated as portals into users' corporate websites. Users typically include desktop publishing, prepress, and print-on-demand professionals.

    On May 12, 2000, the Company acquired the assets of MediaTech Pty Ltd. ("MediaTech") for cash of $884. MediaTech is a distributor of the Company's equipment in Australia.

    On May 30, 2000, the Company acquired the assets of Intense Software Inc. ("Intense") for cash of $934 and 467,654 shares of the Company, aggregating approximately $13,000. Intense develops and markets software for graphic designers, business users and printing professionals.

    The acquisitions of Carmel, MediaTech and Intense have been accounted for using the purchase method of accounting and the results of operations have been consolidated from the dates of acquisition. The purchase price allocation has been assigned to the specific assets acquired and liabilities assumed as follows:

Current assets	$1,253
Capital assets	469
Goodwill and other intangible assets	17,438
Future income taxes	3,093

22,253
Current liabilities	(160)

Purchase price	$22,093

    The aggregate purchase price was comprised of the following:

Cash	$6,089
583,489 common shares	16,004

$22,093

    Effective July 1, 2000, the Company acquired an additional 1% of Nihon CreoScitex Ltd. for a nominal amount, resulting in the Company owning 51% of Nihon CreoScitex Ltd. The acquisition was accounted for using the purchase method of accounting and the results of operations have been consolidated from the date of acquisition.

(c)  Pro-forma operations (unaudited)

    The following table reflects, on an unaudited pro-forma basis, the results of the Company and the operations acquired during the year ended September 30, 2000 as if all such acquisitions had taken place at the beginning of the years presented. Appropriate adjustments have been made to reflect the accounting basis used in recording these acquisitions. The pro-forma information does not purport to be indicative of the results of operations that would have resulted had the acquisitions been in effect for the entire years presented, and is not intended to be a projection of future results or trends.

	Years Ended September 30,
	2000	1999
Revenues	$730,107	$700,801
Net loss	(11,387)	(15,669)
Basic loss and fully diluted loss per share
(Canadian GAAP)	$(0.25)	$(0.37)

3.  Joint venture

    Effective October 1, 1997, the Company entered into a 50% owned unincorporated joint venture with Heidelberger Druckmaschinen AG ("Heidelberg") with respect to the design, manufacture and marketing of certain digital prepress equipment. The joint venture has no assets or liabilities. Effective May 18, 2000, the joint venture between Heidelberg and the Company was terminated, and the companies entered into an original equipment manufacture ("OEM") relationship on those products that were formerly in the joint venture. Under this OEM relationship, Heidelberg has the right to continue to manufacture and sell these products for at least the next two years.

    Under the agreement, on termination of the joint venture, all equipment orders that were received up to May 17, 2000 were considered joint venture business and will be accounted for as joint venture revenue when shipped. All orders received after May 17, 2000 by Heidelberg will be accounted for as OEM sales, whereby the company will record the full amount of the sale to Heidelberg. Under this OEM relationship, Heidelberg will no longer continue to fund research and development expenses on these products.

    The consolidated financial statements include the following amounts representing the Company's proportionate share of the operations of the joint venture:

	Years Ended September 30,
	2000	1999	1998
Consolidated Statements of Operations
Revenues	$67,082	$57,631	$35,542
Cost of sales	31,183	25,611	17,896

Gross profit	35,899	32,020	17,646
Research and development	3,695	7,189	4,109

Net earnings	$32,204	$24,831	$13,537

	Years Ended September 30,
	2000	1999	1998

Consolidated Statements of Cash Flows
Cash provided by operating activities	$32,204	$24,831	$13,537

4.  Accounts receivable

    All share purchase loans included in accounts receivable were repaid prior to September 30, 2000. As at September 30, 1999, accounts receivable included $2,345 in such loans.

5.  Inventories

	September 30,
	2000	1999
Materials	$32,754	$13,495
Work-in-progress	18,213	8,256
Finished goods	42,538	8,670
Service materials	40,316	1,826
Consumables	7,200	—

	$141,021	$32,247

6.  Investments

	September 30,
	2000	1999
printCafe Inc., at cost	$40,000	$—
Creo Ltd., at cost	5,000	—

	$45,000	$—

    The Company purchased 31,186,312 series B redeemable convertible preferred shares of printCafe, Inc. ("printCafe"), a private company, on February 9, 2000 for $25,000 in cash and purchased 1,132,502 class C common shares of printCafe, on March  9, 2000 for $10,000 in cash. The series B redeemable convertible preferred shares are redeemable only under certain circumstances and are convertible into class A common shares with the payment of a calculated conversion amount based on the fair value of printCafe.

    During July 2000, the Company acquired a convertible promissory note of printCafe, for $5,000 in cash. The note, bearing interest at 6% and maturing on July 27, 2001, is convertible into equity of printCafe, under certain circumstances. The investment in printCafe, represents 17.24% of the voting rights of printCafe, and is accounted for under the cost method of accounting.

    Subsequent to the year end, the Company purchased 8,000,000 series E-3 redeemable convertible preferred stock for $32,000 funding the purchase through the issuance of 692,433 of common shares of the Company, $5,000 in cash and the cancellation of the $5,000 promissory note issued in July 2000. After this transaction, the Company's investment in printCafe, remained at 17.24% of the voting rights of printCafe, and continues to be accounted for under the cost method of accounting.

    In February 2000, the Company acquired 750,000 shares of Creo Ltd., a private company, for $2,000. In July 2000, the Company acquired 674,157 preferred shares and 134,831 warrants of Creo Ltd. for $3,000. Each warrant is convertible into a preferred share of Creo Ltd. at $6.23 per share for a maximum of 3  years. The company's investment in Creo Ltd. represents 13.8% of the voting shares of Creo Ltd. and is accounted for under the cost method of accounting.

7.  Capital assets, net

	September 30,
	2000	1999
Land	$21,205	$9,453
Building	37,560	17,473
Building improvements	4,271	3,700
Equipment	43,429	5,926
Computer and demo equipment	17,025	15,501
Computer software	6,959	4,752
Furniture and fixtures	7,858	3,456

	138,307	60,261
Less: accumulated amortization	31,027	19,543

	$107,280	$40,718

    Building includes $ nil (1999— $2,468) in construction-in-progress on which amortization will be charged upon completion of construction.

8.  Goodwill and other intangible assets, net

	September 30,
	2000	1999
Goodwill	$127,389	$—
Acquired technology and other intangible assets	247,498	—

	374,887	—

Less accumulated amortization:
Goodwill	12,345	—
Acquired technology and other intangible assets	24,487	—

	36,832	—

	$338,055	$—

9.  Accrued and other liabilities

	September 30,
	2000	1999
Wages and benefits	$33,506	$11,642
Retrofit liabilities	6,955	3,910
Royalties	5,912	910
Legal provisions and other	15,130	748

	$61,503	$17,210

10.  Long-term debt

	September 30,
	2000	1999
Royal Bank of Canada
First mortgage secured by property.
Interest at 8.05% per annum maturing February 4, 2002	$—	$6,660

	—	6,660
Less: current portion	—	296

	$—	$6,364

    On November 3, 1999, the Company repaid in full its first mortgage to Royal Bank of Canada.

    The Company has a $25,000 uncommitted credit facility with Royal Bank of Canada until February 1, 2001 at LIBOR plus 1% or Royal Bank prime rate, which has not been drawn upon at September 30, 2000.

    In the year ended September 30, 2000, the Company incurred interest expense on long-term debt of $139 (1999—$450; 1998—$525), which was charged to operations.

11.  Share capital

    A two-for-one share split of common shares took effect on May 4, 1999. All information relating to common shares reflects retroactively this share split.

(a)  Authorized

    The authorized capital of the Company consists of unlimited voting common shares without par value and an unlimited number of preferred shares issuable in series.

(b)  Issued and outstanding

    There have been no preferred shares issued. Common shares issued and outstanding are as follows:

	Number of Common Shares	Stated Values
Outstanding, September 30, 1997	24,998,256	$58,371
Issued as incentives to employees	6,208	78
Issued for cash from share options	47,698	158
Tax benefit of share issue costs	—	247

Outstanding, September 30, 1998	25,052,162	$58,854
Issued for cash, net of costs	6,962,962	74,611
Issued for cash from share options	403,570	2,545
Tax benefit of share issue costs	—	2,192

Outstanding, September 30, 1999	32,418,694	$138,202
Issued for acquisitions (note 2)	13,833,489	517,186
Issued for cash from share options	1,086,518	8,772

Outstanding, September 30, 2000	47,338,701	$664,160

(c)  Stock option plan

    The Company has reserved 8,000,000 shares under the 1996 Stock Option Plan (Amended). The plan provides for the granting of stock options at the fair market value of the Company's shares at the grant date. Options issued prior to June 2000 vest immediately and have a five year term. Options issued after June 2000 have vesting provisions and have a five year term. In fiscal 2000, the Company issued 4,217,726 stock options under a new stock option plan which is subject to shareholder approval. These options vest over 3.5 years commencing October 1, 2001 and expire on August 14, 2005. Stock option activity for both plans is presented here:

	Number of Common Shares	Weighted Average Exercise Price
Outstanding, September 30, 1997	2,467,126	$5.78
Granted	832,744	11.29
Exercised	(47,698)	3.12

Outstanding, September 30, 1998	3,252,172	7.23
Granted	1,357,924	9.37
Exercised	(403,570)	6.42

Outstanding, September 30, 1999	4,206,526	8.16
Granted	7,149,416	24.95
Exercised	(1,086,518)	8.07
Cancelled	(141,566)	26.40

Outstanding, September 30, 2000	10,127,858	19.70

    The options outstanding at September 30, 2000 expire between January 31, 2001 and September 1, 2005.

    The following table summarizes information about the Company's share options outstanding at September 30, 2000:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding at September 30, 2000	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at September 30, 2000	Weighted Average Exercise Price
$ 2.49—$ 6.65	1,420,940	1.0	$5.94	1,334,940	$5.89
$ 7.98—$11.64	1,726,299	2.9	10.04	1,717,838	10.04
$17.95—$22.80	4,243,815	4.9	22.76	3,876	20.29
$26.27—$28.07	1,865,395	4.7	26.29	89,118	26.27
$32.21—$33.99	871,409	4.3	32.21	848,403	32.22

	10,127,858	3.9	19.70	3,994,175	13.74

(d)  Warrants

    In 1997, the Company issued warrants to purchase 24,598 shares on or before June 2, 2002 as consideration for raising capital. The exercise price of each warrant is $9.38.

12.  Research and development, net

	Years Ended September 30,
	2000	1999	1998
Research and development expenses	$64,948	$31,269	$19,123
Research and development funding:
Development contract revenue	(9,604)	(12,607)	(8,464)
Investment tax credits	(12,739)	(4,857)	(3,728)

Research and development, net	$42,605	$13,805	$6,931

13.  Income taxes

    Earnings before income taxes are as follows:

	Years Ended September 30,
	2000	1999	1998
Canada	$47,544	$27,379	$12,891
Foreign	(38,842)	3,515	4,875

Total	$8,702	$30,894	$17,766

    The provision for (recovery of) income taxes consists of the following:

	Years Ended September 30,
	2000	1999	1998
Current:
Canada	$22,939	$10,268	$5,369
Foreign	1,596	1,243	528

Total current	24,535	11,511	5,897

Future:
Canada	(1,390)	789	1,071
Foreign	(13,334)	34	(292)

Total future	(14,724)	823	779

Total income tax expense	$9,811	$12,334	$6,676

	Years Ended September 30,
	2000	1999	1998
Combined Canadian federal/provincial tax rate	45.6%	45.6%	45.6%
Increased (reduced) by:
Manufacturing and processing credits	(51.0)	(5.5)	(5.4)
Foreign exchange translation not deducted for tax	3.5	(3.4)	6.5
Foreign losses (utilized) not recognized	—	—	(6.5)
Foreign tax rate differences	20.4	0.2	(1.8)
Goodwill amortization not deductible for tax	64.1	—	—
Other amounts not deductible for tax	30.1	3.0	(0.8)

Effective rate	112.7%	39.9%	37.6%

    Temporary differences that give rise to the future income taxes are as follows:

	Years Ended September 30,
	2000	1999
Current future income tax benefit (liability):
Investment tax credit revenue	$(4,060)	$(1,887)
Revenue recognition	959	195
Accrued liabilities	11,195	830
Unrealized profit in inventory and reserves	16,043	—
Other	(645)	—

Total current future income tax	$23,492	$(862)

	September 30,
	2000	1999
Long-term future income tax benefit:
Capital assets	$(842)	$69
Financing costs	1,502	1,998
Goodwill and other intangibles	(718)	—
Loss carryforwards	10,042	—
Other	3,607	—

Total long-term future income tax	13,591	2,067
Less valuation allowance	(3,057)	—

Net long-term future income tax	$10,534	$2,067

	September 30,
	2000	1999
Long-term future income tax liability:
Capital assets	$46	$—
Goodwill and other intangibles	(24,854)	—
Loss carryforwards	2,127	—
Other	607	—

Total long-term future income tax liability	(22,074)	—
Less valuation allowance	(912)	—

Long-term future income tax liability	$(22,986)	$—

14.  Earnings per common share

    Basic earnings per common share is calculated by dividing the earnings for the year by the weighted average number of common shares outstanding during the year: 2000—39,428,764 (1999—nb]28,369,402; 1998—25,024,788).

    Fully diluted earnings per share is based on the assumptions that all outstanding options and warrants in note  11 were exercised at the beginning of the year and that the funds derived therefrom had been invested to produce an annual return of 4%, after income taxes, for the year ended September 30, 2000 (1999—3%; 1998—4%). The amounts of income imputed, after income taxes, were $nil for the year ended September 30, 2000 (1999—$673; 1998—$1,329) as all options were anti-dilutive.

15.  Financial instruments

(a)  General

    The Company operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates on monetary assets and liabilities in European currencies, Canadian dollars and Israeli shekels. Derivative financial instruments ("derivatives") are utilized by the Company to reduce these  risks.

    The Company is exposed to losses in the event of non—performance by counterparties to the derivatives, but it does not expect any counterparties to fail to meet their obligations, since the counterparties are major banks or brokers. The Company does not require or place collateral for these financial instruments.

(b)  Foreign exchange risk management

    The Company uses foreign currency derivatives to mitigate the risks relating to foreign exchange changes on the operations of the Company. The majority of the derivatives including various option strategies are used to reduce risks relating to the European currency. Each of the options written is combined with the purchase of an option for the same period and the same notional amount. The term of all these contracts is less than one year.

    Significant amounts of the Company's expenitures are denominated in Canadian dollars. Fluctuations in the exchange rate between Canadian and U.S. dollars could have a material effect on the Company's business, financial condition and results of operations. The Company has not entered into foreign currency contracts or other instruments to mitigate this risk.

    The notional amounts of foreign currency derivatives as at September 30, 2000 are as follows:

September 30, 2000
Forward exchange contacts	$28,230

Currency options purchased	$60,000

Currency options written	$55,000

(c)  Concentrations of credit risk

    At September 30, 2000 and 1999, the Company held cash and cash equivalents, most of which were deposited with major banks. The Company considers the inherent credit risks to be remote.

    Most of the Company's sales are made in the U.S. and in Europe, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers in Europe and in the U.S. In respect of certain sales to customers in emerging economies, the Company requires letters of credit.

(d)  Fair value of financial instruments

    The fair values of cash and cash equivalents, accounts receivable, other receivables, accounts payable, income taxes payable and accrued and other liabilities approximate their carrying value due to their short maturities.

    The exact fair value of the Company's investment in Creo Ltd. and printCafe, is not readily determinable because these investments are not publicly traded; however, in the opinion of management, no other than a temporary decline has occurred. The fair value of derivatives at

September 30, 2000 is a liability of approximately $760 (1999—liability of $57). The fair value of the derivatives is determined based on a quoted market price or on the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting  dates.

16.  Employee rights upon retirement

    (a)   Certain foreign labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability, based upon the length of service and the monthly salary, is mainly funded with severance pay and with insurance companies (principally with an affiliate of one of the major shareholders of the Company), for which the Company makes monthly payments.

    The amounts funded for the purchase of insurance policies for employees are reflected as plan assets since substantially all employees are entitled to irrevocably receive such funds under the terms of an employment contract or the employers' policy and these insurance policies cannot ordinarily be withdrawn by the employer.

    (b)   The U.S. entities offer 401(k) matching plans to all eligible employees. The U.S. entities matching contributions range from 1.5% to 6% of a participant's qualifying earnings, depending upon years of service.

    (c)   Substantially all of the European entities make contributions to defined contribution pension plans administered by insurance companies.

    (d)   The balance sheet liability for employee rights upon retirement and the amount funded—being plan assets, are comprised as  follows:

	September 30,
	1999	2000
In respect of foreign employees:
Liability	$20,845	$—
Less—plan assets	17,110	—

Unfunded balance	$3,735	$—

    The amounts not funded are included in accrued liabilities.

17.  Commitments and contingencies

(a)  Commitments

(i)  Lease commitments

    The Company is party to certain operating leases under which the future minimum lease payments as at September 30, 2000 are approximately as follows:

2001	$9,542
2002	7,655
2003	6,858
2004	6,118
2005	5,078
Thereafter	$26,797

    Total rent expense for the year ended September 30, 2000 was $4,556 (1999— $1,306; 1998—$1,072).

(ii)  Royalty commitments

    The Company is committed to pay royalties to the Government of Israel based on 2% to 5% of sales of products in which the Government participated by way of research and development grants. The maximum amount payable is limited to the grants received. At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by Government grants, the Company is not obligated to repay any such grants. At September 30, 2000, the estimated contingent royalty payable is  $28,913.

    The Company is obligated to pay royalties to certain parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies or on quantities of such products sold.

(b)  Contingencies

(i)  Third party financing

    The Company has entered into certain agreements with third-party financing companies under which long- term financing (generally five years) is provided to customers in connection with the purchase of the Company's equipment.

    Under the terms of the agreements, the third- party financing companies have recourse against the Company in an amount equal to either a fixed amount established at the time of financing or a percentage of the outstanding balance, including interest, owed by the customer to the financing company. During the year ended September 30, 2000 approximately $17,749 of revenue was financed under these agreements. As at September 30, 2000, the Company was contingently liable to the financing companies for a portion of the total of the outstanding balance of $17,997.

    The Company has established provisions of $3,405 at September 30, 2000, for potential losses which may be incurred in the event of default under the agreements. The level of provisions is determined based upon an analysis of the individual transactions and past  experience.

(ii)  Legal

    Lawsuits have been filed against the Company, in the ordinary course of business. The Company intends to defend itself vigorously against these lawsuits. Management does not expect that the Company will incur substantial expenses in excess of the provisions recorded as at September 30, 2000.

18.  Segmented financial information

    The Company operates in a single reportable operating segment relating to digital prepress equipment. The Company generated revenue from the development and sale of digital prepress equipment to customers in the following geographic segments:

	Years Ended September 30,
	2000	1999	1998
Canada	$10,578	$4,059	$3,193
U.S.	212,002	105,953	71,927
Europe	173,915	56,252	41,538
Asia Pacific	20,874	6,526	2,851
Japan	18,824	2,647	5,316
Israel	6,642	744	2,728
South America	6,210	902	1,295
Other	4,239	1,240	—

	$453,284	$178,323	$128,848

    The Company has capital assets and goodwill located in:

	Years Ended September 30,
	2000	1999
Canada	$62,332	$37,678
U.S.	45,712	1,374
Europe	9,019	1,666
Asia Pacific	9,146	—
Israel	95,423	—
Other	692	—

	$222,324	$40,718

19.  Differences between Canadian and United States accounting principles and practices

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(a)  Income statement differences

(i)  Change in accounting policy

    In fiscal 1998, the Company changed its amortization policy for computer and demo equipment from the declining balance method at 30% per year to the straight line method over 3 years. Under U.S. GAAP, the change would be accounted for prospectively from October 1, 1997 and the cumulative effect of the change would be disclosed as a separate item in the determination of net earnings.

(ii)  Amortization of in-process research and development

    Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses. Given the immediate write-off of the in-process research and development upon acquisition, there is no future income tax liability recorded for the amount. Under Canadian GAAP, inprocess research and development is amortized over 5 years and a future income tax liability is recorded.

(iii)  Stock option compensation

    For U.S. GAAP purposes, the Company has elected to continue to apply the guidance set out in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25)  and related interpretations in accounting for its employee share options. Under APB 25, if the exercise price of the Company's employee share option is below the market value of the underlying share on the date of the grant, APB 25 requires a stock compensation cost to be recognized. For the year ended September 30, 2000, the stock compensation cost was $5,689.

	Years Ended September 30,
	2000	1999	1998
Net earnings (loss) under Canadian GAAP	$(1,430)	$18,560	$11,090
Amortization of in-process research and development (a)(ii)	(45,500)	—	—
Stock option compensation (a)(iii)	(5,689)	—	—
Income taxes (a)(ii)	7,524	—	—

Earnings (loss) before cumulative effect of change in accounting policy under U.S. GAAP	(45,095)	18,560	11,090
Cumulative effect of change in accounting policy (a)(i)	—	—	(732)

Net earnings (loss) under U.S. GAAP	(45,095)	18,560	10,358
Retained earnings (deficit), beginning of year under U.S. GAAP	21,754	3,194	(7,164)

Retained earnings (deficit), end of year under U.S. GAAP	$(23,341)	$21,754	$3,194

Earnings (loss) per share
Basic earnings per share	$(1.14)	$0. 65	$0.41

Diluted earnings per share	$(1.14)	$0. 62	$0.38

    Under U.S. GAAP, no subtotal would be provided for operating income before undernoted items in the consolidated statements of operations.

    The cumulative effect of the change in accounting policy reduced basic earnings per share for the year ended September 30, 1998 by $0.03 and diluted earnings per share for the year ended September 30, 1998 by $0.03. Comprehensive earnings is the same as net earnings (loss) under U.S. GAAP for all periods presented.

(b)  Balance sheet differences

    The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

	September 30, 2000
	Canadian GAAP	U.S. GAAP
Goodwill and other intangible assets, net	$338,055	$292,555
Future income tax (long-term liability)	22,986	15,462
Contributed Surplus	2,126	7,815
Retained earnings (deficit)	20,324	(23,341)

    There are no balance sheet differences between Canadian GAAP and U.S. GAAP as at September 30, 1999.

(c)  Earnings per share

    The Company follows Statement of Financial Accounting Standard No. 128 (FAS 128), "Earnings Per Share" for U.S. GAAP purposes. Diluted earnings per share under U.S. GAAP is based on the weighted average number of common shares outstanding which considers the dilutive effect of share options and warrants by applying the Treasury Stock method.

    Under Canadian GAAP, net income is adjusted for the impact of fully diluted earnings per share by adding to net income the impact of imputed income that is assumed to result from earnings on the proceeds from the exercise of outstanding options and warrants. Under U.S. GAAP, no such adjustment is made to net income in calculating diluted earnings per share. In addition, under U.S. GAAP, for purposes of determining the weighted average number of shares outstanding in this calculation the proceeds deemed to be received on exercise of outstanding dilutive securities are considered to be applied towards the repurchase of issued common shares.

    The following weighted average number of shares was used for the computation of diluted earnings per share.

	Years Ended September 30,
	2000	1999	1998
Weighted average shares used in computation of basic earnings per share	39,428,764	28,369,402	25,024,788
Weighted average shares from assumed conversion of dilutive options	—	1, 511,062	2,011,202

Weighted average shares used in computation of diluted earnings per share	39,428,764	29,880,464	27,035,990

(d)  Statement of cash flows

    Under U.S. GAAP, no subtotal would be provided in the operating section of the consolidated statements of cash flows.

(e)  Impairment of long-lived assets

    Under Canadian GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset. Under U.S. GAAP, an impairment loss is calculated as the amount by which the carrying amount of the asset exceeds the fair value of the asset. To September 30, 2000, no impairment losses have been recorded under Canadian and U.S. GAAP and, accordingly, no material differences due to these policies have arisen.

(f)  Joint venture

    The accounts of the Company's joint venture investment were proportionately consolidated (see note 3). Under U.S. GAAP, proportionate consolidation is not permitted. However, under rules promulgated by the United States Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information which is set out in Note 3, continue to apply proportionate consolidation for purposes of registration and other filings, notwithstanding the departure from U.S. GAAP. Accordingly, the financial statements have not been adjusted to restate the accounting under U.S. GAAP.

(g)  Pro forma information on stock based compensation

    Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation", for U.S. GAAP. Had compensation cost for the Company's share option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's net earnings (loss) and earnings (loss) per share under U.S. GAAP would have been adjusted for the fair value of stock options calculated by an option pricing model using the following assumptions:

	Years Ended September 30,
	2000	1999	1998
Expected dividend yield	0%	0%	0%
Expected stock price volatility	72%	49%	50%
Risk-free interest rate	6.7%	6.0%	5.5%
Expected life of options	5 Years	5 Years	5 Years
	Years Ended September 30,
	2000	1999	1998
Net earnings (loss)
— under U.S. GAAP	$(45,095)	$18,560	$10,358
Fair value of options granted (note 11)	(18,404)	(6,426)	(5,452)

Net earnings (loss)—pro forma	$(63,499)	$12,134	$4,906

Basic earnings (loss) per share
— pro forma	$(1.61)	$0.43	$0.20

Diluted earnings (loss) per share
— pro forma	$(1.61)	$0.41	$0.18

    For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

(h)  Supplementary information: allowance for doubtful accounts

    Accounts receivable are disclosed net of allowance for doubtful accounts as follows:

	Years Ended September 30,
	2000	1999	1998
Charged to expenses	$3,219	$358	$51
Balance, end of year	$16,167	$114	$180

(i)  Recent accounting standards

    Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (FAS 133) "Accounting for Derivative Instruments and Hedging Activities" and Statement of Financial Accounting Standards No. 138 (FAS 138) "Accounting for Certain Derivative Instruments and Certain Hedging Activities", an amendment of FAS 133, are effective for the Company's fiscal year ending September 30, 2001. These U.S. GAAP standards require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not determined the impact of this accounting standard on its consolidated financial statements.

Company Information

Board of Directors
Amos Michelson
Chief Executive Officer, Creo
Dan Gelbart
President and Chief Technology Officer, Creo
Raffi Amit, Ph.D.
Co-Chair of the Board
Professor, The Wharton School, University of Pennsylvania
Yoav Z. Chelouche
Co-Chair of the Board
President and Chief Executive Officer,
Scitex Corporation Ltd.
Rimon Ben-Shaoul
President and Chief Executive Officer,
Clal Industries & Investments Ltd.
Douglas A. Brengel
Senior Managing Director,
Salomon Smith Barney Inc.
Norm Francis
President and Chief Executive Officer,
Pivotal Corporation
Kenneth A. Spencer, Ph.D.
Corporate Director
Charles Young
President and Chief Executive Officer,
Marin Investments Ltd.

 Creo Management Team
Amos Michelson
Chief Executive Officer
Dan Gelbart
President and Chief Technology Officer
Mark Dance
Executive Vice President and President, CreoScitex
Michael Graydon
Executive Vice-President, Chief Financial Officer and Corporate Secretary
Erez Meltzer
Executive Vice President, Chief Operating Officer and President, CreoScitex Corporation Ltd. (Israel)	Creo Offices
HEAD OFFICE
3700 Gilmore Way
Burnaby, BC
Canada V5G 4M1
Tel 604.451.2700
Fax 604.437.9891

CreoScitex America, Inc.
Eight Oak Park Drive
Bedford MA, 01730
USA
Tel 781.275.5150
Fax 781.275.3430

CreoScitex Asia Pacific (H.K.) Ltd.
3/F, 625 King's Road
North Point, Hong Kong
Tel 852.2882.1011
Fax 852.2881.8897

 Investor Information
Creo Products Inc.
3700 Gilmore Way
Burnaby, BC
Canada V5G 4M1
Tel 604.451.2700
Fax 604.437.9891
Email IR@creo.com
Internet www.creo.com

 Transfer Agent and Registrar
Montreal Trust Company of Canada
Stock and Bond Transfer Department
510 Burrard Street
Vancouver, BC
Canada V6C 3B9
Tel 604.661.0222
Fax 604.661.9498
CreoScitex Corporation Ltd.
 P.O. Box 330
 Herzlia Industrial Park
 46103 Herzlia B, Israel
 Tel 972.9.9597222
 Fax 972.9.9502922

CreoScitex Europe S.A.
 Waterloo Office Park
 Drève Richelle 161
 B-1410 Waterloo, Belgium
 Tel 32.2.352.2511
 Fax 32.2.351.0915

Nihon CreoScitex Ltd.
 Forefront Tower II
 3-13-1 Kachidoki
 Chou-ku
 Tokyo 104-8577, Japan
 Tel 81.3.5560.7152
 Fax 81.3.5560.7249

 Listing
Creo Products Inc. is listed on the Toronto Stock Exchange under the trading symbol CRE, and on the NASDAQ National Market under the trading symbol CREO.

 Trademarks
Creo, the Creo logo, CreoScitex, the CreoScitex logo and certain product names are registered trademarks or trademarks of Creo Products Inc. Other terms and products may be the registered trademarks or trademarks of their respective companies.

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Creo Products Inc.
3700 Gilmore Way, Burnaby
BC, Canada V5G 4M1
Tel: 604.451.2700
www.creo.com